OPERATING AGREEMENT

OF

NEW MOTION, LLC

THIS OPERATING AGREEMENT OF **NEW MOTION, LLC**, a limited liability company organized pursuant to California Revised Uniform Limited Liability Company Act (the "Act"), is made and entered into by and among the persons executing this Agreement as Members, and shall be effective as of the Effective Date.

Article 1. Definitions

The definitions of certain terms used in this Agreement are set forth in Schedule I attached hereto and incorporated herein.

Article 2. Formation

Section 2.1 *Organization*. The Members have formed the Company and associate themselves as Members of the Company as formed under and pursuant to the provisions of the Act for the purposes and scope set forth in this Agreement. The Company's Articles of Organization were filed with the Secretary of State of California, and the Company was formed as a valid limited liability company under the Act, as October 18, 2018. The Members shall take such action as may be required to effect any related securities and any other filings required under applicable law. The Company shall bear the costs and expenses associated with such filings.

Section 2.2 *Agreement*. In consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree to the terms and conditions of this Agreement (as it may from time to time be amended according to its terms) and the Articles. The Members intend that this Agreement shall be the sole source of agreement of the Members and the Members agree not to enter into any separate agreements by and among one or more of them with respect to their interests in the Company without the consent of the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

Section 2.3 *Name*. The name of the Company is New Motion, LLC and all business of the Company shall be conducted under that name or such other name(s) as determined by the Manager.

Section 2.4 *Purposes*. The purpose of the Company is to (a) form, manage and operate an alcoholic kombucha production brewery, and (b) manage and operate ancillary businesses related to the foregoing.

Section 2.5 *Names and Addresses of Members*. The names and addresses of the Members are as reflected on Exhibit A attached hereto and incorporated herein.

Section 2.6 *Term*. The Term of the Company commenced on October 18, 2018 and shall continue until the Company shall be dissolved and its affairs wound up in accordance with the Act or this Agreement.

Section 2.7 *Statutory Agent and Office*. The Company's statutory agent and office in California shall be Kyle Pool. At any time, the Board may designate another statutory agent and/or office.

Section 2.8 *Principal Office*. The Principal Office of the Company shall be at such location as may be hereafter determined by the Board. The following records shall be maintained at the Principal Office:

2.8.1 A current list of the full name, in alphabetical order, and last known business or residence address of each Member;

2.8.2 A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles have been executed;

2.8.3 Copies of the Company's federal, foreign, state and local income tax returns and reports, if any;

2.8.4 A copy of this Agreement, all amendments thereto, and executed copies of any written powers of attorney pursuant to which this Agreement and the amendments have been executed;

2.8.5 Any financial statements of the Company for the three most recent years;

2.8.6 Unless contained herein, a writing setting forth the following:

2.8.6.1 the date on which each Member became a Member and the amount of cash and a description and statement of the other Property or services contributed by each Member and which each Member has agreed to contribute in the future;

2.8.6.2 any right of a Member to receive, or of the Company to make, distributions to a Member which include a return of all or any part of the Member's Capital Contribution; and

2.8.6.3 any events upon the happening of which the Company is to be dissolved and its affairs wound up.

2.8.7 Minutes of every meeting of the Members; and

2.8.8 Any other information regarding the affairs of the Company that the Board may determine is reasonable.

Article 3. Accounting; Fiscal Year

Section 3.1 Accounting Methods. The Company books and records shall be prepared and maintained in accordance with such method of accounting as determined to be appropriate by the Board, consistently applied, except that the Members' Capital Accounts shall be maintained as provided in this Agreement.

Section 3.2 Inspection. All documents required to be maintained at the Principal Office under Section 2.8, as well as true and full information regarding the state of the Company's business, financial condition and other information regarding the affairs of the Company that is just and reasonable shall be made available upon reasonable demand for any purpose reasonably related to the Member's interest as a Member, during ordinary business hours for inspection and copying at the expense of the Member.

Section 3.3 Fiscal Year. The fiscal year of the Company shall be the twelve calendar month period ending on December 31 in each year, except that the first year of the Company shall be that period (even if less than twelve months) beginning on October 18, 2018 and ending on the next following December 31, and the final year of the Company shall be that period beginning on January 1 of such year and ending on the date of cancellation of the Articles.

Article 4. Management of the Company

Section 4.1 Management by Managers.

4.1.1 Generally. The Company shall be managed by a Board of Managers (the "Board"). Except as expressly provided otherwise in this Agreement, the Board shall have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Agreement or under applicable law, the Board, at times acting through the officers of the Company, shall: (a) manage the affairs and business of the Company; (b) exercise the authority and powers granted to the Company; and (c) otherwise act in all other matters on behalf of the Company. No Member may take or effect any action on behalf of the Company or otherwise bind the Company in the absence of a formal delegation of authority by the Board to such Member. Except as expressly provided otherwise in this Agreement, the Board, at times acting through the Company's officers, shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Agreement. Notwithstanding the foregoing, and except as otherwise provided for herein, all actions requiring the consent or approval of the Board shall require the approval or consent of a Majority of the Managers on the Board.

4.1.2 Management Deadlocks. In the event that the Board is deadlocked on any management issue after a period of not less than thirty (30) days: (i) if the resolution of such issue does not materially jeopardize the current sustainability of the operations of the business of the Company, the Board shall continue to attempt to resolve the deadlock in good faith through further deliberation, provided however, that if the issue is still not

resolved within six (6) months, the issue shall be submitted to a vote of the Voting Members; and (ii) if the failure of the Board to resolve such issue materially jeopardizes the current sustainability of the operations of the business of the Company, the issue shall immediately be submitted to a vote of the Voting Members.**4.1.3** Other Deadlocks. In the event the Board is unable to reach an agreement on any matter involving an interpretation of this Agreement (a "**Dispute**") the Board shall first attempt to resolve the Dispute in good faith for a period of not less than thirty (30) days. In the event that the Members are unable to resolve the Dispute within 30 days, a "**Deadlock**" shall be deemed to exist and any member of the Board involved in the Deadlock may elect to have the dispute mediated (the "**Mediation**"). The Mediation shall take place in San Diego, California, or any other place that the Board unanimously agrees to. The Mediation shall be conducted before a panel of three mediators selected as follows: two members of the panel would be selected by the Board and the third member of the panel would be selected by the other two members of the panel. Each Member shall equally bear the fees and expenses of the mediation panel. The decision of the mediator shall be final and binding on the Board and the Members.

Section 4.2 *Number, Tenure and Qualification*. The Company shall initially have four Managers on the Board. As of the Effective Date, the Managers are those persons stated on Exhibit B attached hereto. Each Manager shall hold office until a successor shall have been elected and qualified in accordance with Section 4.3 below. A Manager need not be a resident of the State of California. The authorized number of Managers on the Board shall not be increased from four without a vote of a Majority of the holders of the Units.

Section 4.3 *Appointment of Managers*. A Manager may be removed from his or her position upon the consent of a Majority of the holders of the Units. Any vacancy occurring in the Board shall be filled by either (i) appointment by an affirmative vote of a majority of the remaining Managers on the Board, or (ii) a Majority of the holders of the Units. A Manager appointed to fill a vacancy shall hold the position until the earlier of his death, resignation, disability or removal by the affirmative vote of a Majority of the holders of the Units.

Section 4.4 *Manager Compensation*. Each Manager shall not be entitled to any compensation for service as a Manager, except by the consent of a Majority of holders of the Voting Units. Notwithstanding the foregoing, each Manager may be paid for other roles with the Company or services provided for the Company.

Section 4.5 *Duty of Managers*. Each Manager shall perform his, her or its duties as a Manager in good faith, in a manner he, she or it reasonably believes to be in or not opposed to the best interest of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances.

Section 4.6 *Certain Powers of the Board*.

4.6.1 Subject to Section 5.4, the Board shall have the right, power and authority, in the management of the business and affairs of the Company, to do or cause to be done, at the expense of the Company, any and all acts deemed by the Board to be necessary or appropriate to effectuate the business, purposes and objectives of the Company. Without

limiting the generality of the foregoing, but subject to Section 5.4, the Board shall have the power and authority to:

4.6.1.1 Establish a record date with respect to all actions to be taken hereunder that require a record date be established, including with respect to allocations and distributions;

4.6.1.2 Bring and defend on behalf of the Company actions and proceedings at law or in equity before any court or governmental, administrative or other regulatory agency, body or commission or otherwise;

4.6.1.3 Execute all documents or instruments, perform all duties and powers and do all things for and on behalf of the Company in all matters necessary, desirable, convenient or incidental to the purpose of the Company, including, without limitation, all documents, agreements and instruments related to the making of investments of Company funds;

4.6.1.4 Issue, sell, grant, or transfer any of the Units authorized under this Agreement, from time to time, for such consideration (or to employees or contractors of the Company, no consideration) as determined by the Board in its sole discretion; and

4.6.1.5 Open bank accounts and incur indebtedness in any amount deemed advisable by the Board, whether secured or not on the Company's behalf.

4.6.1.6 The employment and determination of compensation of officers and other key management personnel of the Company, including the adoption of benefit plans and the determination of which personnel shall be participants in such plans, or the termination of the employment of officers and other key management personnel.

4.6.1.7 To sign on behalf of Company for any documents related to alcohol licensing permits, specifically, but not limited to, the California Department of Alcoholic Beverage Control and the Alcohol and Tobacco Tax and Trade Bureau.

The expression of any power or authority of the Board in this Agreement shall not in any way limit or exclude any other power or authority of the Board that is not specifically or expressly set forth in this Agreement.

Section 4.7 *Meetings of the Board*.

4.7.1 Location of Meetings. Meetings of the Board shall be held at the Principal Office of the Company or at such other place, either within or without California, as specified from time to time by the Board.

4.7.2 Meetings. Meetings of the Board may be called by a Majority of the Board.

4.7.3 Notice of Meetings. Notice of each meeting of the Board stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each Manager not less than 10 days nor more than 60 days before the date of the meeting..

4.7.4 Waiver of Notice. Notice of the time, place and purposes of any meeting of the Board may be waived in writing by any Manager, either before, during or after such meeting. Such writing shall be filed with or entered upon the records of the meeting. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except when the Manager attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

4.7.5 Telephonic Meetings. The Managers may participate in and act at any meeting of the Board through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Section 4.8 *Officers*. The officers of the Company may consist of a President, Secretary, and Treasurer, along with such other officers as the Board may appoint. Any officers shall be appointed by the Board and shall exercise such powers and perform such duties as are prescribed under this Agreement. Any number of offices may be held by the same person, as the Board may determine, except that no person may simultaneously hold the offices of President and Secretary.

Section 4.9 *Duties of Officers*. The duties of the officers are as follows:

4.9.1 Duties of President. The President shall have general and active management of the day to day business and affairs of the Company and shall see that all orders and resolutions of the Board and/or Members are carried into effect. The President shall be permitted to execute bonds, mortgages and other contracts except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company.

4.9.2 Duties of Secretary. The Secretary shall attend all meetings of the Board and meetings of the Members and record all the proceedings of the meetings of the Members in a book to be kept for that purpose. He or she shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Members, and shall perform such other duties as may be prescribed by the Board or President.

4.9.3 Duties of Treasurer. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such

depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and the Members, at their regular meetings, or when the Members so require, an account of all his or her transactions as Treasurer and of the financial condition of the Company.

Section 4.10 *Term of Office*. The officers shall hold office until their successors are elected and qualified and have commenced serving.

Section 4.11 *Resignation*. Any officer of the Company may resign at any time by giving written notice to the Board. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. The resignation of an officer who is also a Member shall not affect the officer's rights as a Member and shall not constitute a withdrawal of a Member.

Section 4.12 *Removal*. Any officer may be removed with or without cause by the Board. The removal of an officer who is also a Member shall not affect the officer's rights as a Member and shall not constitute a withdrawal of a Member.

Section 4.13 *Vacancies*. Any vacancy occurring in any office shall be filled by the Board. An officer elected to fill a vacancy shall hold office until the earlier of his or her death, resignation or removal.

Section 4.14 *Officer Compensation*. The officers shall not be entitled to any compensation for their roles as officers, except by the consent of the Board, but may be paid for other services provided to the Company.

Article 5. Membership Interests; Units; Other Rights and Obligations of Members

Section 5.1 *Membership Interests*. The Company's Membership Interests shall be represented solely by "Units". The initial classes of Units shall be "Voting Units" and "Non-Voting Units". Voting Units and Non-Voting Units are collectively the "Common Units". Common Units shall have the rights, preferences, restrictions, and obligations set forth below and elsewhere herein.

5.1.1 Voting Units. The number of Voting Units that are issued and outstanding at any time shall be set forth on Exhibit A attached hereto, as it may be amended time to time. As set forth herein, each issued and outstanding Voting Unit shall have one vote on every matter subject to a vote by the Members of the Company.

5.1.2. Non-Voting Units. The number of Non-Voting Units that are issued and outstanding at any time shall be set forth on Exhibit A attached hereto, as it may be amended time to time. Except as specifically set forth herein, the Non-Voting Units shall be non-voting without any right to vote on any matter subject to a vote by the Members or participate in the management of the Company.

Section 5.2 *Incentive Units.*

5.2.1 Equity Incentive. The Board may establish one or more equity incentive plans, unit purchase plans, or similar equity compensation arrangements (each a "Plan") and may authorize the issuance of or reserve Units thereunder for issuance to the officers, employees, and service providers of the Company. In lieu of issuing actual Units, the Board may establish a Plan that is structured as a "shadow," "tracking," "unit appreciation right," or other similar cash-based plan, which may provide, among other things, that the units issuable under such Plan (A) may or may not be convertible into Membership Interest, and/or (B) are entitled to receive Distributions on such units under this Agreement as if such units were outstanding Units, or cash payments in respect of such units upon the occurrence of specified events. Any units, shares, or cash incentives so issued are hereinafter referred to as "Incentive Units". The Board, in its sole discretion, shall determine the rights, obligations, and conditions incident to any grant or issuance of Incentive Units. The issuance of Incentive Units shall, if applicable, dilute the ownership of all Members such that the Percentage Interest in the Company held by the Members shall be diluted by the same proportion as each Member's Units bears to the aggregate number of Units held by all Members.

5.2.2 In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(1) and IRS Notice 2005-43, each Interest Holder authorizes and directs the Company to elect a safe harbor under which the fair market value of any Profits Interests, that is, Incentive Units intended to be treated as "Profits Interests" within the meaning of Notice 2005-43, issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the aggregate number of liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Profits Interests as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Interest Holder agrees to comply with all safe harbor requirements while the safe harbor election remains effective.

Section 5.3 *Limitation of Liability.* Each Member's liability for debts and obligations of the Company shall be limited as set forth in the Act.

Section 5.4 *Management Rights.* Except as otherwise explicitly provided herein, all Members (other than Assignees who have not been admitted as Substitute Members pursuant to Article 11) shall be entitled to vote on any matter submitted to a vote of the Members. Except as otherwise provided for herein or by statute, all actions requiring the consent or approval of the Members or remaining Members, including without limitation, the continuation of the Company after a Dissolution Event, shall require the consent or approval of a Majority of the holders of the Voting Units; provided that the approval of the following events shall require approval from a Majority of the holders of all the Common Units:

5.4.1 Any merger, consolidation, sale of all or substantially all of the Company's assets or any other event or transaction that would result in a change in control of the Company (other than a transaction undertaken for primarily equity raising purposes);

5.4.2 Change the object and purpose of the Company; and

5.4.3 Dissolution or liquidation of the Company.

Section 5.5 *Majority*. Subject to Section 5.4, and any other provision of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Units (unless validly modified hereby), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a Majority of the Units entitled to vote on such matter.

Section 5.6 *Withdrawal of a Member*. Except as specifically provided, and subject to the provisions for Disposition contained in Article 10, no Member shall have the right to withdraw from membership in the Company without the approval of the Board.

Section 5.7 *Members Have No Exclusive Duty to the Company*. Any Member may have other business interests and may engage in or invest in other activities in addition to those relating to the Company, whether or not such activities compete with the business of the Company; provided, however, that the foregoing shall not relieve any of the Members from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member.

Article 6. Meetings of Members

Section 6.1 *Location of Meetings*. Meetings of the Members shall be held at the Principal Office of the Company or at such other place, either within or without California, as specified from time to time by the Board.

Section 6.2 *Annual Meetings*. The annual meeting of Members of the Company for the transaction of such business as may properly come before the meeting shall be held on such date as designated by the Board each year. Failure to hold the annual meeting at the designated time shall not cause a forfeiture or dissolution of the Company.

Section 6.3 *Special Meetings*. Special meetings of the Members, for any purpose or purposes, may be called upon the request of the Board or upon the request of not less than a Majority of the Units (based on their Units) then entitled to vote at the meeting.

Section 6.4 *Notice of Meetings*. Notice of each meeting of Members stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 6.5 *Waiver of Notice*. Notice of the time, place and purposes of any meeting of Members may be waived in writing by any Member, either before, during or after such meeting. Such writing shall be filed with or entered upon the records of the meeting. Attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except when the Member attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

Section 6.6 *Proxies*. At all meetings of Members, a Member may vote in person or by proxy executed in writing by a Member or such Member's duly authorized attorney-in fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after three months from the date of its execution, unless otherwise provided in the proxy. Every appointment of a proxy shall be revocable.

Section 6.7 *Action by Members Without a Meeting*. Any action that may be authorized or taken at a meeting by the Members may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by, a Majority of the Units (or such higher threshold specified hereunder for any individual vote or approval) who would be entitled to vote at a meeting of the Members held for such purpose, which writing or writings shall be filed with or entered upon the records of the Company. Written consent of a Majority of the Units (or such higher threshold specified hereunder for any individual vote or approval) entitled to vote on any matter has the same force and effect as a vote by the Majority of the Units (or such higher threshold specified hereunder for any individual vote or approval).

Section 6.8 *Telephonic Meetings*. The Members may participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Article 7. Contributions and Capital Accounts

Section 7.1 *Contributions*. As of the Effective Date, each Member has heretofore made a Capital Contribution to the Company as reflected in Exhibit A. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. Persons may be admitted to the Company as Members and Units may be created and issued to such Persons and to existing Members upon the approval of and on the terms and conditions as are determined by the Board at the time of admission. The terms of admission or issuance must specify the Units applicable thereto and may provide for the creation of different classes or groups of Members having different rights, powers and duties.

Section 7.2 *Additional Capital Contributions*. If funds in addition to the initial capital contributions and any loans are, in the reasonable judgment of the Board, required to meet the reasonable needs of the business, the Members may make additional capital contributions in accordance with the terms and conditions as are determined by the Board. If the Board determines to request additional capital contributions, the Members shall each be given the opportunity to

contribute additional capital to the Company in an amount equal to the amount of the needed capital in proportion to their respective Units. Notwithstanding anything in this Section 7.2 to the contrary, no Member shall be required to make any additional capital contribution, and the only recourse of the Company in the event that any such Member does not make a capital contribution is the dilution of the ownership interest of such non-contributing Member as determined in good faith by the Board.

Section 7.3 Loans From Members. In the event the Board determines that it is in the best interests of the Company to borrow funds from one or more of the Members for use in the operation of the business, then such Members may make such loans as they mutually agree upon with the Board. Any loans made pursuant to this Section 7.3 shall be payable upon such commercially reasonable terms as the Board shall determine. In making any such loan, Members shall be treated as a general creditor and not as a Member.

Section 7.4 *Maintenance of Capital Accounts*. Separate Capital Accounts shall be maintained by the Company for each Member in accordance with the Code and Regulations.

Section 7.5 *Sale or Exchange of Business*. In the event of a sale or exchange of some or all of a Member's Units in the Company, the Capital Account of the transferring Member shall become the capital account of the Assignee to the extent it relates to the portion of the Units transferred.

Section 7.6 *Compliance with Section 704(b) of the Code*. The provisions of this Article and the other Articles of this Agreement which relate to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a Capital Contribution in excess of such Member's Commitment.

Section 7.7 *Section 754 Election*. If a Distribution of Company Property as described in § 734 of the Code or a transfer of a Membership Interest as described in § 743 of the Code occurs, then on the written request of any Member the Company shall elect pursuant to § 754 of the Code to adjust the basis of Company Properties.

Article 8. Allocations and Distributions

Section 8.1 *Allocations of Net Profit and Net Losses from Operations*. Except as may be required in this Article 8 or by § 704(c) of the Code, Net Profits, Net Losses and other items of income, gain, loss, deduction and credit shall be apportioned among the Members pro rata in proportion to their respective Units.

Section 8.2 *Regulatory Allocations*. Notwithstanding any other provision in this Article 8 or any other Article in this Agreement to the contrary, in order to comply with the rules set forth in the Regulations for (i) allocations of income, gain, loss and deductions attributable to nonrecourse liabilities, and (ii) partnership allocations where partners are not liable to restore deficit capital accounts, the following rules shall apply:

8.2.1 "Partner nonrecourse deductions" as described and defined in Section 1.704-2(i)(1) and (2) of the Regulations attributable to a particular "partner nonrecourse liability" (as defined in Section 1.704-2(b)(4); *e.g.*, a Company liability which one or more Members have guaranteed) shall be allocated among the Members in the ratio in which the Members bear the economic risk of loss with respect to such liability;

8.2.2 Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the minimum gain chargeback rules for nonrecourse liabilities set forth in Sections 1.704-2(f) and 1.704-2(i)(4) of the Regulations; and

8.2.3 Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the qualified income offset provisions set forth in Section 1.704-1(b)(2)(ii)(d) of the Regulations, relating to unexpected deficit capital account balances (after taking into account (i) all capital account adjustments prescribed in Section 1.704-1(b)(2)(ii)(d) of the Regulations and (ii) each Member's share, if any, of the Company's partnership minimum gain and partner nonrecourse minimum gain as provided in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations).

Section 8.3 Distributions. From time to time, and subject to the restrictions of this Agreement, if the Board determines in its reasonable judgment that the Company's cash on hand and other Property exceeds the Company's current and anticipated needs, including without limitation needs, if any, for operating expenses, debt service, acquisitions, reserves and mandatory Distributions, it may cause the Company to make Distributions of such excess to the Members pro rata in proportion to their respective Units.

Section 8.4 Tax Distribution. The Company shall make distributions to the Members in any amount sufficient to satisfy the Members' tax obligations with respect to Company's net income. For purposes of this Section 8.4, a tax rate of 40% shall be assumed for each Member. These Distributions shall be made in the same manner as any Distributions made pursuant to Section 8.3.

Section 8.5 Limitations on Distributions and Withdrawals.

8.5.1 No Distribution shall be declared and paid unless, after the Distribution is made, the fair value of the assets of the Company are in excess of all liabilities of the Company, except liabilities to the Members with respect to their Capital Accounts.

8.5.2 No Member shall be liable to the Company for the amount of a Distribution received provided that, at the time of the Distribution, such Member did not know that the Distribution was in violation of Section 8.5.1. A Member which receives a Distribution in violation of Section 8.5.1, and knew at the time of the Distribution that the Distribution violated such condition, shall be liable to the Company for the amount of the Distribution.

Section 8.6 *No Other Withdrawals*. Except as provided in this Agreement, no withdrawals or Distributions shall be required or permitted.

Article 9. Taxes

Section 9.1 *Elections*. It is the intent of the Company and the Members that the Company shall be treated as a partnership for federal, state, and local income tax purposes. Neither the Company, the Board, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 9.2 *Appointment; Resignation*. The Board shall appoint a Person to serve as the "partnership representative" (as defined in Section 6223(a) of the Code, as amended (the "Code") by the Bipartisan Budget Act of 2015 ("BBA")) (the "Partnership Representative"). The Partnership Representative may resign at any time. If the Person selected by the Board ceases to be the Partnership Representative for any reason, the Board shall appoint a new Partnership Representative.

Section 9.3 *Tax Examinations and Audits*. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that it will not treat any Company item inconsistently on such Member's income tax return. The Board and/or the Partnership Representative shall keep all Members advised of any dispute the Company may have with any federal, state, or local taxing authority and shall afford the Members the right to participate directly in negotiations with any such taxing authority in an effort to resolve any such dispute.

Section 9.4 *BBA Elections*. To the extent permitted by Applicable Law and regulations, the Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures"). For any year in which Applicable Law and regulations do not permit the Company to elect out of the BBA procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will elect the alternative procedure under Section 6226 of the Code, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

Section 9.5 *Income Tax Elections*. Except as otherwise provided herein, the Board shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Section 754 of the Code, in accordance with Section 7.7 hereof.

Section 9.6 *Tax Returns*.

9.6.1 At the expense of the Company, the Board will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns

property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Board will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

9.6.2 Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, local, foreign, or other income tax return inconsistently with the treatment of the item on the Company's income tax return.

Article 10. Disposition of Membership Interests

Section 10.1 *Dispositions not in Compliance with this Article Void*. Any attempted Disposition of a Unit, or any part thereof, not in compliance with this Article is null and void ab initio.

Section 10.2 *Right of First Refusal*.

10.2.1 Grant. The Company and its Members are hereby granted a right of first refusal (the "First Refusal Right") exercisable in connection with any proposed Disposition of Membership Interest, except for any Disposition as provided for in Sections 10.2.7, 10.2.8, 10.2.9, or 10.2.10.

10.2.2 Notice of Intended Disposition**.** In the event a Member desires to accept a bona fide third-party offer for the Disposition of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Membership Interest"), the Member shall promptly (i) deliver to the President of the Company and the other Members written notice (the "Disposition Notice") of the terms and conditions of the offer, including the portion of the Member's Units subject to the offer, the purchase price, the identity of the third-party offeror, and, upon request of the President or any Member, information verifying the financial ability of the third-party offeror to purchase the Target Membership Interest, and (ii) provide satisfactory proof that the Disposition of the Target Membership Interest to such third-party offeror would not be in contravention of the provisions of this Agreement.

10.2.3 Exercise of Right by the Company. The Company shall, for a period of thirty (30) days following receipt of the Disposition Notice, have the right to purchase all or any portion of the Target Membership Interest specified in the Disposition Notice for the purchase price contained in the Disposition Notice (the "Purchase Price"). Such right shall be exercised by (i) delivering written notice to the transferor Member and the other Members prior to the expiration of the 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

10.2.4 Exercise of Right by the Other Members. If the Company does not elect to purchase the entire Target Membership Interest, then the holders of Common Units may elect to purchase the portion of the Target Membership Interest that the Company does not purchase for the Purchase Price during the thirty (30) day period following the decision of the Company not to exercise the

Company's First Refusal Right. If more than one holder of Common Units chooses to exercise such First Refusal Right, such holders shall be entitled to purchase their Pro Rata Share of the Target Membership Interest. Such right shall be exercised by (i) delivering written notice to the transferor Member and the Company within thirty (30) days after the expiration of the Company's 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

10.2.5 Payment of Purchase Price. All payments of the Purchase Price shall be made by cash, certified or bank check, wire transfer or such other method as is mutually agreeable to the parties. Unless otherwise agreed to by the parties to the purchase transaction involving the Target Membership Interest, the Purchase Price for any purchase by the Company or one or more Members under the rights set forth in Section 10.2.3 or 10.2.4, shall be paid in two equal installments, the first such installment being due and payable at closing and the second such installment being due and payable on the first anniversary of the closing. The balance of the Purchase Price shall be represented by a promissory note of the purchaser of the Target Membership Interest, bearing interest from the date of closing at a rate equal to the rate announced from time to time by J.P. Morgan Chase or its successors, as its prime rate, adjusted on the first day of each calendar quarter after the date of closing and payable on the due date of each such note. All notes shall contain a right of prepayment without penalty.

10.2.6 Non-Exercise of Right. In the event the Company and/or the holders of Common Units do not purchase all of the Target Membership Interest, the transferor Member shall have a period of thirty (30) days thereafter in which to Dispose of the Target Membership Interest to the third-party offeror identified in the Disposition Notice upon terms and conditions specified in the Disposition Notice; provided, however, that any such Disposition must not be effected in contravention of the provisions of this Agreement. In the event the Member does not effect such Disposition of the Target Membership Interest within the specified thirty (30) day period, the First Refusal Right set forth herein shall continue to be applicable to any subsequent Disposition of the Target Membership Interest by the Member.

10.2.7 Exception To Right of First Refusal. No First Refusal Right shall apply to a Disposition of any or all of a Member's Units when the Disposition is to (a) another Member, (b) any Member's spouse or lineal descendants, or any trust or other entity controlled by such Member, his spouse or any of their lineal descendants; or (c) pursuant to any Member's trusts or estate upon the death of such Member. Notwithstanding the foregoing, in the event of clause (a) above, the transferor under this Section 10.2.7 shall promptly deliver to the Secretary of the Company written notice of the terms and conditions of the Disposition including the portion of the Member's Units subject to the Disposition, and in the event such transferee is not already a Member, shall execute a joinder to this Agreement, pursuant to which such transferee shall agree to be bound by the terms of this Agreement.

10.2.8 Departure of a Member.

10.2.8.1 Exercise of Right by the Remaining Members. If any Member that is a natural person (i) dies or becomes disabled, or (ii) is subject to any proceeding under state or federal bankruptcy laws or is party to a divorce or dissolution of marriage proceeding that, in either case, results, or could reasonably be expected to result, in the transfer of any portion of his Membership Interests to any third party (such Member, a "Departing Member"), then for a period of 180 days after the date of the occurrence causing the Member's departure, the Company shall have the right to purchase such Member's Units on the terms and conditions set forth in Section 10.2.8.3. Such right shall be exercised by (y) delivering written notice to the Departing Member, his or her estate and/or heirs within such 180 day period and (z) consummating such transaction within 90 days after the date of such written notice of exercise.

10.2.8.2 Non-Exercise of Right. In the event the Company does not purchase the Departing Member's Units, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Member.

10.2.8.3 Purchase Price. The purchase price of the Departing Member's Units will be equal to the fair market value of the Departing Member's Units in the Company. Should the parties be unable to mutually agree upon such fair value within 30 days after the remaining Members have exercised their rights, the purchase price shall be determined by an independent appraiser mutually agreed upon by the parties. Should the parties be unable to agree upon an independent appraiser within ten days after such 30 day period, each party shall select one independent appraiser and the appraisers so selected will choose a third independent appraiser that will determine the fair market value. Each party shall have ten days following the expiration of such period to choose its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. The purchase price as so determined shall be paid on the terms set forth in Section 10.2.5.

10.2.9 Drag-Along Rights. In the event of the Members having Voting Units equal to or greater than 50% of all issued and outstanding Voting Units proposes to Dispose of all of his, her or its Units in the Company to a proposed third party (collectively, the "Disposing Members"), then for a period of fifteen (15) days after the last day on which such rights could be exercised, the Disposing

Member or Members shall have the right (hereby irrevocably granted by each Member) to compel each of the other Members to sell their Units to the proposed third party, simultaneously with the sale of the Disposing Members' or Members' Units, on the same terms and conditions as accepted, subject to this Agreement, by the Disposing Member or Members, and the other Members shall be required to cooperate fully in effectuating such sale of Units to the proposed third party on those terms and conditions.

10.2.10 Tag-Along Rights. In the event that Disposing Members propose to sell, assign or transfer to any person a majority of the Units of the Company in one or more related transactions and the Disposing Members do not exercise their rights under Section 10.2.9 above (a "Tag-Along Sale"), the Company shall promptly give written notice (the "Tag-Along Notice") to all Members at least fifteen (15) days prior to the execution of such transfer. The Tag-Along Notice shall describe in reasonable detail the Tag-Along Sale, including, without limitation, the number and type of securities to be transferred (the "Tag-Along Units"), the nature of such transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Each Member (a "Participating Member") may elect to exercise a right of co-sale to participate on a pro rata basis in any Tag-Along Sale on the same terms and conditions specified in the Tag-Along Notice by delivering to the Company written notice to that effect within ten (10) days after receipt of the Tag-Along Notice. Such Participating Member may include in the Tag-Along Sale all or any part of such Participating Member's Tag-Along Units equal to the product obtained by multiplying (i) the aggregate number of Tag-Along Units originally proposed to be sold in the Tag-Along Sale by (ii) a fraction, the numerator of which is the number of Tag-Along Units owned by such Participating Member immediately before consummation of the Tag-Along Sale and the denominator of which is the total number of Tag-Along Units owned, in the aggregate, immediately prior to the consummation of the Tag-Along Sale by such Participating Member plus the number of Tag-Along Units held by the Disposing Members.

Article 11. Admission of Assignees and Additional Members

Section 11.1 *Rights of Assignees*. The Assignee of a Unit has no right to participate in the management of the business and affairs of the Company or to become a participant in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive Distributions and return of capital.

Section 11.2 *Admission of Substitute Members*. An Assignee of a Unit shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Unit(s) only with the approval of the Board. The Board may grant or withhold the approval of such admission for any reason in their sole and absolute discretion. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Unit(s). The admission of a Substitute Member shall not release the Member originally assigning the Unit(s) from any liability to the Company that may have existed prior to the approval.

Section 11.3 *Admission of Additional Members*. With the consent of and on terms and conditions as are determined by the Board, the Company may permit the admission of Additional Members.

Article 12. Dissolution and Winding Up

Section 12.1 *Dissolution*. The Company shall be dissolved and its affairs wound up as set forth in the Act (which, unless within ninety (90) days after such event the Members agree to continue the business of the Company upon the Majority vote of the remaining Members) or upon the consent or approval of the Board and consented to by the Members (as provided herein) shall constitute a "Dissolution Event".

Section 12.2 *Effect of Dissolution*. Upon dissolution, the Company shall cease carrying on (as distinguished from the winding up of) the Company business, but the Company is not terminated and continues until the winding up of the affairs of the Company is completed and the certificate of dissolution has been issued by the Secretary of State of the State of California.

Section 12.3 *Distribution of Assets on Dissolution*. Upon the winding up of the Company, the Company Property shall be distributed:

12.3.1 to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company Liabilities; and

12.3.2 to Members in accordance with Section 8.3.

Section 12.4 *Winding Up and Certificate of Dissolution*. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, a certificate of dissolution shall be delivered to the Secretary of State of the State of California for filing. The certificate of dissolution shall set forth the information required by the Act.

Article 13. Amendment

Section 13.1 *Agreement May Be Modified*. This Agreement may be modified as provided in this Article 13 (as the same may, from time to time, be amended).

Section 13.2 *Amendment or Modification of This Agreement*. This Agreement may be amended or modified from time to time only by a written instrument adopted by the Board and by a Majority of the Common Units. Notwithstanding the foregoing, the Manager may update and amend this Agreement to reflect the current holdings of its Members on Exhibit A or to correct any unintended errors, without any further consents or approvals.

Article 14. Miscellaneous Provisions

Section 14.1 *Entire Agreement*. This Agreement represents the entire agreement among all the Members.

Section 14.2 *Rights of Creditors and Third Parties Under This Agreement*. This Agreement is entered into among the Company, its Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

Section 14.3 *Notices*. All notices and demands required or permitted under this Agreement shall be in writing, as follows: (i) by actual delivery of the notice into the hands of the party entitled to receive it; (ii) by mailing such notice by registered or certified mail, return receipt requested, in which case the notice shall be deemed to be given five Business Days following the date of its mailing; or (iii) by any overnight carrier, in which case the notice shall be deemed to be given one Business Day following the date it is sent. All notices which concern this Agreement shall be addressed as follows:

14.3.1 If to the Company, any Manager or President: to the Principal Office of the Company.

14.3.2 If to the Members: to the address as shown from time to time on the records of the Company. Any Member may specify a different address, which change shall become effective upon receipt of such notice by the Company.

Section 14.4 *Severability*. If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

Section 14.5 *Parties Bound*. This Agreement shall be binding upon the Company, the Members and their respective successors, assigns, heirs, devisees, legal representatives, executors and administrators.

Section 14.6 *Applicable Law*. The laws of the State of California shall govern this Agreement, excluding any conflict of laws rules. The Members irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement shall be litigated only in courts having situs within San Diego County, California. Each Member hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any rights it may have to transfer or change the venue of any such litigation. To the extent permitted by applicable law, the provisions of this Agreement shall override the provisions of the Act to the extent of any inconsistency or contradiction between them.

Section 14.7 *Partition*. Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to Company Property.

Section 14.8 *Strict Construction*. It is the intent of the Members that this Agreement shall be deemed to have been prepared by all of the parties to the end that no Member shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

Section 14.9 *Headings*. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision.

Section 14.10 *Counterpart Execution*. This Agreement may be executed in counterparts, each of which shall be deemed an original but together shall constitute but one and the same agreement.

Section 14.11 *Pronouns*. All pronouns shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person or Persons may require.

Section 14.12 *Effect of Waiver or Consent*. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person. Failure on the part of a Person to complain of any act or to declare any Person in default hereunder, irrespective of how long that failure continues, does not constitute a waiver by that Person of his rights with respect to that default.

Section 14.13 *Further Assurances*. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated herein.

Section 14.14 *Indemnification for Breach*. To the fullest extent permitted by law, each Member shall indemnify the Company and each other Member and hold them harmless from and against all losses, costs, liabilities, damages and expenses (including, without limitation, costs of lawsuit(s) and attorneys' fees) they may incur on account of any material breach by that Member of this Agreement.

Section 14.15 *Indemnification; Limited Liability*.

14.15.1 The provisions of Act shall apply to the Company.

14.15.2 The Company shall indemnify each Member, Manager and officer of the Company and shall hold each Member, Manager and officer of the Company harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever that may be imposed upon, incurred by, or asserted against any of them (including, without limitation, all costs and expenses of defense, appeal and settlement) to the fullest extent permitted by the Act.

14.15.3 The obligations of the Company under the preceding clause 14.15.2 shall be satisfied solely from the assets of the Company and no Member shall have any personal liability on account thereof.

14.15.4 No Member shall be liable for any debts, liabilities, contracts or any obligations or liabilities of the Company, except as otherwise expressly required by California law.

Section 14.16 Disclosure and Waiver of Conflicts. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (i) the attorney that prepared this Agreement ("Attorney") acted as legal counsel to the Company; (ii) the Members have been advised by the Attorney that the interests of the Members are opposed to each other and are opposed to the interests of the Company; and (iii) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (x) desire the Attorney to represent the Company; (y) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (z) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

Section 14.17 Organizer. The organizer of the Company set forth in the Articles of Organization shall not be liable or responsible for any of the Company's debts or obligations, and the organizer shall not have any liability to the Company or the Member for any action taken or failure to take any action as an organizer of the Company.

Signature Page to Immediately Follow

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

MEMBERS:

Kyle Pool

Andrew Sist

Andy Sist

A. Jarrell

Ariana Jarrell

Megan Alkana

Megan Alkana

SCHEDULE I - DEFINITIONS

1. **Act.** California Revised Uniform Limited Liability Company Act, as amended or superseded.

2. **Additional Member.** A member other than an Existing Member or a Substitute Member who has acquired a Membership Interest from the Company and who agrees to be bound by the terms and conditions of this Agreement.

3. **Agreement.** This Agreement, including all amendments adopted hereto as provided herein and in accordance with the Act.

4. **Articles.** The Articles of Organization of the Company as properly adopted and as amended from time to time by the Members and filed with the Secretary of State of California.

5. **Assignee.** A transferee of a Unit who has not been admitted as a Substitute Member.

6. **Business Day.** Any day other than Saturday, Sunday or any legal holiday observed in the State of California.

7. **Capital Account.** The account maintained for a Member or Assignee determined in accordance with Article 7 and Section 1.704 - 1(b) of the Regulations.

8. **Capital Contribution.** The gross amount of investment by a Member or all Members, as the case may be, which may consist of cash, Property, services rendered, promissory note(s) or any other binding obligation(s) to contribute cash or Property or to perform services.

9. **Code.** The Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

10. **Commitment.** The Capital Contributions that a Member or Assignee is obligated to make.

11. **Company.** New Motion, LLC, formed under the laws of California, and any successor limited liability company.

12. **Company Liability.** Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

13. **Distribution.** A transfer of Property to a Member on account of a Membership Interest.

14. **Disposition (Dispose).** Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or as an encumbrance (including dispositions by operation of law, e.g., dispositions in a merger or consolidation).

15. **Dissolution Event.** An event, the occurrence of which may result in the dissolution of the Company under Article 12.

16. **Effective Date.** October 18, 2018.

17. **Interest Holder**. A Person who is a Member, Assignee, or Substitute Member.

18. **Majority.** A "Majority" means more than fifty percent (50%).

19. **Manager.** A Manager of the Company as described in Section 4.2.

20. **Member.** Existing Member, Substitute Member or Additional Member and, unless the context expressly indicates to the contrary, includes any Member and Assignee whose ownership in the Company has not been terminated as a result of a Disposition of the Membership Interest under Article 10 or a Dissolution and Winding Up under Article 12.

21. **Membership Interest.** The rights of a Member or, in the case of an Assignee, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions and credits of the Company.

22. **Net Losses.** The losses and deductions of the Company determined in accordance with such methods of accounting adopted by the Company, consistently applied from year to year.

23. **Net Profits.** The income and gains of the Company determined in accordance with such methods of accounting adopted by the Company, consistently applied from year to year.

24. **Organization.** A Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, trusts and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

25. **Person.** An individual, trust, estate or any incorporated or unincorporated organization permitted to be a member of a limited liability company under the laws of the State of California.

26. **Principal Office.** The principal office of the Company as described in Section 2.8.

27. **Pro Rata Share.** The amount equal to (a) the number of Units of the Member as of the date of exercise of a First Refusal Right, divided by (b) the aggregate number of Units held by all Members who elect to purchase the Target Membership Interest; multiplied by (c) the number of Units to be transferred under the exercised First Refusal Right.

28. **Property.** Any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property but excluding services and promises to perform services in the future.

29. **Regulations.** Except where the context indicates otherwise, the permanent, temporary, or proposed regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

30. **Related Person.** A person having a relationship to a Member that is described in Section 1.752-4(b) of the Regulations.

31. **Taxable Year.** The taxable year of the Company as determined pursuant to § 706 of the Code.

32. **Term.** The period of duration stated in Section 2.6.

33. **Unit**. As defined in Section 5.1.

EXHIBIT A

Dated: October 18, 2018.

Member's Name and Address	Member Capital Contributions	Common Voting Units	Common Non-Voting Units	Incentive Units
Kyle Pool	$120,000	450,000	0	0
Andy Sist	$12,500	350,000	0	0
Ariana Jarrell	$15,000	100,000	0	0
Megan Alkana	$12,500	100,000	0	0
Total	**$160,000**	**1,000,000**	**0**	**0**

EXHIBIT A

Dated: January 31, 2020.

Member's Name and Address	Member Capital Contributions	Common Voting Units	Common Non-Voting Units	Incentive Units
Kyle Pool	$120,000	450,000	0	0
Andy Sist	$12,500	350,000	0	0
Ariana Jarrell	$15,000	100,000	0	0
Megan Alkana	$12,500	100,000	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Total	**$160,000**	**1,000,000**	**0**	**10,000**

EXHIBIT A

Dated: September 15, 2020.

Member's Name and Address	**Member Capital Contributions**	**Common Voting Units**	**Common Non-Voting Units**	**Incentive Units**
Kyle Pool	$282,500	450,000	0	0
Andy Sist	$84,500	350,000	0	0
Ariana Jarrell	$38,500	100,000	0	0
Megan Alkana	$38,500	100,000	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	54,600	0	0
Total	**$444,000**	**1,054,600**	**0**	**10,000**

EXHIBIT A

Dated: December 22, 2020.

Member's Name and Address	Member Capital Contributions	Common Voting Units	Common Non-Voting Units	Incentive Units
Kyle Pool	$282,500	450,000	0	0
Andy Sist	$84,500	350,000	0	0
Ariana Jarrell	$38,500	100,000	0	0
Megan Alkana	$38,500	100,000	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	54,600	0	0
Andrew Kelly	$25,000	27,323	0	0
Total	**$444,000**	**1,081,923**	**0**	**10,000**

EXHIBIT A

Dated: October 21, 2022

Member's Name and Address	**Member Capital Contributions**	**Common Voting Units**	**Common Non-Voting Units**	**Incentive Units**
Kyle Pool	$282,500	450,000	0	0
Andy Sist	$84,500	350,000	0	0
Ariana Jarrell	$38,500	107,500	0	0
Megan Alkana	$38,500	107,500	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	61,300	0	0
Andrew Kelly	$25,000	27,323	0	0
Aaron and Darlene Hart	$30,000	4,392	0	0
Total	**$444,000**	**1,108,015**	**0**	**10,000**

EXHIBIT A

Dated: November 30, 2022

Member's Name and Address	Member Capital Contributions	Common Voting Units	Common Non-Voting Units	Incentive Units
Kyle Pool	$282,500	450,000	0	0
Andy Sist	$84,500	350,000	0	0
Ariana Jarrell	$38,500	107,500	0	0
Megan Alkana	$38,500	107,500	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	61,300	0	0
Andrew Kelly	$25,000	27,323	0	0
Aaron and Darlene Hart	$30,000	4,392	0	0
Francis Garcia	$20,000	2,928	0	0
Total	**$464,000**	**1,110,943**	**0**	**10,000**

EXHIBIT A

Dated: December 31, 2022

Member's Name and Address	**Member Capital Contributions**	**Common Voting Units**	**Common Non-Voting Units**	**Incentive Units**
Kyle Pool	$436,000	467,108	0	0
Andy Sist	$68,500	354,392	0	0
Ariana Jarrell	$192,000	124,608.00	0	0
Megan Alkana	$68,500	111,892.00	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	61,300	0	0
Andrew Kelly	$25,000	27,323	0	0
Aaron and Darlene Hart	$30,000	4,450	0	0
Francis Garcia	$20,000	2,928	0	0
Shayne and Eliza Granflor	$20,000	2,928	0	0
Leilanai Ferrer	$50,000	7,400	0	0
The Tiki Blinders, LLC	$25,000	3,660	0	0
Total	**$935,000**	**1,177,989**	**0**	**10,000**

EXHIBIT A

Dated: December 31, 2023

Member's Name and Address	Member Capital Contributions	Common Voting Units	Common Non-Voting Units	Incentive Units
Kyle Pool	$436,000	467,108	0	0
Andy Sist	$68,500	354,392	0	0
Ariana Jarrell	$192,000	124,608.00	0	0
Megan Alkana	$68,500	111,892.00	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	61,300	0	0
Andrew Kelly	$25,000	27,323	0	0
Aaron and Darlene Hart	$30,000	4,450	0	0
Francis Garcia	$20,000	2,928	0	0
Shayne and Eliza Granflor	$30,000	2,928	0	0
Leilanai Ferrer	$50,000	7,400	0	0
The Tiki Blinders, LLC	$25,000	3,660	0	0
1. Erica and Arno Sist	$50,000.00	11,479.29	0	0
2. Kinh Ma	$30,000.00	6,887.58	0	0
3. Linda Pool	$5,000.00	1,147.93	0	0
4. Cameron and Sheena Cali	$10,000.00	2,295.86	0	0
5. Cullen Cali	$5,000.00	1,147.93	0	0
6. David Colturi	$10,000.00	2,295.86	0	0
7. Geri Brousseau	$2,000.00	459.17	0	0
8. Ryan Kwiecinski	$5,000.00	1,147.93	0	0
9. Pete Tuccillo and Lara Embrry	$4,000.00	918.34	0	0
10. Jose Furlong	$20,000.00	4,591.72	0	0
11. Stephanie Lam	$10,000.00	2,295.86	0	0
12. Pattie Antich	$25,000.00	5,739.65	0	0
13. Kelley Tonegato	$2,000.00	459.17	0	0

14. Steve and Chelsea Schoeni	$50,000.00	11,424.74	0	0
15. Mike and Shelia Stefancin	$5,000.00	1,142.47	0	0
16. Andrew Hendrickson	$7,000.00	1,599.46	0	0
17. Jack Antich	$2,000.00	456.99	0	0
18. Katie Simms	$2,000.00	452.63	0	0
19. Steve Jarrell & Bernice Tonegato-Jarrell	$5,000.00	1,131.56	0	0
20. Matt Dolmage	$8,000.00	1,810.50	0	0
22. Emerson Herrera	$10,000.00	2,241.31	0	0
23. Kevin Arucan	$5,000.00	1,120.65	0	0
24.a Doug Young	$2,500.00	557.60	0	0
24.b Kira Young	$2,500.00	557.60	0	0
25. Ana Guzman	$10,000.00	2,219.49	0	0
26. Danh Duong	$5,000.00	1,109.74	0	0
27. ABV Holdings, LLC	$10,000.00	2,186.76	0	0
28. Susan and Tim Zwick	$5,000.00	1,109.74	0	0
29. Van and Anna Chanhkhiao	$5,000.00	1,104.29	0	0
30. Sergio Gomez	$5,000.00	1,093.38	0	0
31. Royce Renfroe	$20,000.00	4,373.51	0	0
Total	**$1,282,000**	**1,246,789**	**0**	**10,000**

EXHIBIT A

Dated: June 30, 2024

Member's Name and Address	**Member Capital Contributions**	**Common Voting Units**	**Common Non-Voting Units**	**Incentive Units**
Kyle Pool	$436,000	467,108	0	0
Andy Sist	$68,500	354,392	0	0
Megan Alkana	$68,500	111,892	0	0
Ariana Jarrell	$192,000	124,608.00	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	61,300	0	0
Andrew Kelly	$25,000	27,323	0	0
Aaron and Darlene Hart	$30,000	4,450	0	0
Francis Garcia	$20,000	2,928	0	0
Shayne and Eliza Granflor	$30,000	2,928	0	0
Leilanai Ferrer	$50,000	7,400	0	0
The Tiki Blinders, LLC	$25,000	3,660	0	0
1. Erica and Arno Sist	$50,000.00	11,479.29	0	0
2. Kinh Ma	$30,000.00	6,887.58	0	0
3. Linda Pool	$5,000.00	1,147.93	0	0
4. Cameron and Sheena Cali	$10,000.00	2,295.86	0	0
5. Cullen Cali	$5,000.00	1,147.93	0	0
6. David Colturi	$10,000.00	2,295.86	0	0
7. Geri Brousseau	$2,000.00	459.17	0	0
8. Ryan Kwiecinski	$5,000.00	1,147.93	0	0
9. Pete Tuccillo and Lara Embrry	$4,000.00	918.34	0	0
10. Jose Furlong	$20,000.00	4,591.72	0	0
11. Stephanie Lam	$10,000.00	2,295.86	0	0
12. Pattie Antich	$25,000.00	5,739.65	0	0
13. Kelley Tonegato	$2,000.00	459.17	0	0

14. Steve and Chelsea Schoeni	$50,000.00	11,424.74	0	0
15. Mike and Shelia Stefancin	$5,000.00	1,142.47	0	0
16. Andrew Hendrickson	$7,000.00	1,599.46	0	0
17. Jack Antich	$2,000.00	456.99	0	0
18. Katie Simms	$2,000.00	452.63	0	0
19. Steve Jarrell & Bernice Tonegato-Jarrell	$5,000.00	1,131.56	0	0
20. Matt Dolmage	$8,000.00	1,810.50	0	0
22. Emerson Herrera	$10,000.00	2,241.31	0	0
23. Kevin Arucan	$5,000.00	1,120.65	0	0
24.a Doug Young	$2,500.00	557.60	0	0
24.b Kira Young	$2,500.00	557.60	0	0
25. Ana Guzman	$10,000.00	2,219.49	0	0
26. Danh Duong	$5,000.00	1,109.74	0	0
27. ABV Holdings, LLC	$10,000.00	2,186.76	0	0
28. Susan and Tim Zwick	$5,000.00	1,109.74	0	0
29. Van and Anna Chanhkhiao	$5,000.00	1,104.29	0	0
30. Sergio Gomez	$5,000.00	1,093.38	0	0
31. Royce Renfroe	$20,000.00	4,373.51	0	0
William Sutjiadi	$0	19,200.00	0	0
Food Masters, LLC	$50,000	8,100.00	0	0
Total	**$1,332,000**	**1,274,089**	**0**	**10,000**

EXHIBIT A

Dated: December 15, 2024

Member's Name and Address	**Member Capital Contributions**	**Common Voting Units**	**Common Non-Voting Units**	**Incentive Units**
Kyle Pool	$436,000	467,108	0	0
Andy Sist	$68,500	354,392	0	0
Megan Alkana	$68,500	111,892	0	0
Ariana Jarrell	$192,000	124,608.00	0	0
MainChain Ventures, LLC	$0	0	0	10,000
Cody Morris	$0	61,300	0	0
Andrew Kelly	$25,000	27,323	0	0
Aaron and Darlene Hart	$30,000	4,450	0	0
Francis Garcia	$20,000	2,928	0	0
Shayne and Eliza Granflor	$30,000	2,928	0	0
Leilanai Ferrer	$50,000	7,400	0	0
The Tiki Blinders, LLC	$25,000	3,660	0	0
1. Erica and Arno Sist	$50,000.00	11,479.29	0	0
2. Kinh Ma	$30,000.00	6,887.58	0	0
3. Linda Pool	$5,000.00	1,147.93	0	0
4. Cameron and Sheena Cali	$10,000.00	2,295.86	0	0
5. Cullen Cali	$5,000.00	1,147.93	0	0
6. David Colturi	$10,000.00	2,295.86	0	0
7. Geri Brousseau	$2,000.00	459.17	0	0
8. Ryan Kwiecinski	$5,000.00	1,147.93	0	0
9. Pete Tuccillo and Lara Embrry	$4,000.00	918.34	0	0
10. Jose Furlong	$20,000.00	4,591.72	0	0
11. Stephanie Lam	$10,000.00	2,295.86	0	0
12. Pattie Antich	$25,000.00	5,739.65	0	0
13. Kelley Tonegato	$2,000.00	459.17	0	0

14. Steve and Chelsea Schoeni	$50,000.00	11,424.74	0	0
15. Mike and Shelia Stefancin	$5,000.00	1,142.47	0	0
16. Andrew Hendrickson	$7,000.00	1,599.46	0	0
17. Jack Antich	$2,000.00	456.99	0	0
18. Katie Simms	$2,000.00	452.63	0	0
19. Steve Jarrell & Bernice Tonegato-Jarrell	$5,000.00	1,131.56	0	0
20. Matt Dolmage	$8,000.00	1,810.50	0	0
22. Emerson Herrera	$10,000.00	2,241.31	0	0
23. Kevin Arucan	$5,000.00	1,120.65	0	0
24.a Doug Young	$2,500.00	557.60	0	0
24.b Kira Young	$2,500.00	557.60	0	0
25. Ana Guzman	$10,000.00	2,219.49	0	0
26. Danh Duong	$5,000.00	1,109.74	0	0
27. ABV Holdings, LLC	$10,000.00	2,186.76	0	0
28. Susan and Tim Zwick	$5,000.00	1,109.74	0	0
29. Van and Anna Chanhkhiao	$5,000.00	1,104.29	0	0
30. Sergio Gomez	$5,000.00	1,093.38	0	0
31. Royce Renfroe	$20,000.00	4,373.51	0	0
William Sutjiadi	$0	19,200.00	0	0
Food Masters, LLC	$100,000	16,300.00	0	0
Total	**$1,382,000**	**1,282,289**	**0**	**10,000**

EXHIBIT B

Managers

Kyle Pool
Andy Sist
Ariana Jarrell
Megan Alkana
Cody Morris
William Sutjiadi